Exhibit 99.1

Adagene Reports Six Month Financial Results for 2023 and Provides Corporate Update

- Best-in-class anti-CTLA-4 candidates designed for more than 30-fold increase in therapeutic index, addressing patient populations where CTLA-4-mediated Treg depletion is essential for efficacy –

- Strong efficacy signal observed in MSS CRC phase 2 single arm study for SAFEbody® ADG126 in combination with pembrolizumab at the 10 mg/kg every three weeks dosing regimen -

- Advancing MSS CRC cohort with ten more patients at the active every three weeks dosing regimen for SAFEbody ADG126 plus pembrolizumab following Simon’s two-stage statistical design –

- Roche initiates randomized phase 1b/2 trial with SAFEbody ADG126 in novel triple combination for first-line hepatocellular carcinoma -

- Cash balance of US$128.8 million supports operations to late 2025 –

SAN DIEGO, Calif. and SUZHOU, China, August 31, 2023 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies, today reported financial results for the six months ended June 30, 2023 and provided corporate updates.

“Our anti-CTLA-4 clinical programs demonstrate that an enhanced therapeutic index is capable of unleashing the clinical potential of CTLA-4 treatment, with the right dosing regimens, as a cornerstone in combination with PD-1 and beyond,” said Peter Luo, Ph.D., Chairman, CEO and President of R&D at Adagene. “We have observed impressive clinical responses in the initial basket trial for ADG126 plus PD-1 therapy in patients where CTLA-4-mediated Treg depletion is essential for efficacy, including cold tumors such as MSS CRC, PD-L1 low expressing and PD-1 resistant warm tumors, enabled by our safety profile for higher, more frequent and repeat dosing.”

He continued, “This safety and efficacy profile allows us to evaluate ADG126 plus pembrolizumab in a homogenous patient group for the first time in advanced/metastatic MSS CRC patients, following Simon’s two-stage statistical design for a single arm phase 2 trial. We are very excited to observe a strong efficacy signal in the first stage and we are now enrolling patients in the second stage with the active dose of ADG126 10 mg/kg every three weeks. We are optimistic about our ability to push the boundaries of CTLA-4 therapy to improve cancer care.”

ANTI-CTLA-4 Highlights

●	Phase 1b/2 data for ADG116, an unmasked anti-CTLA-4 NEObody™ targeting a unique epitope, showed a favorable safety profile and clinical responses, both in monotherapy and in combination with anti-PD-1:

○	ADG116 monotherapy has demonstrated a favorable safety profile at doses up to 15 mg/kg (N=59).
○	In heavily pre-treated patients across tumors, ADG116 monotherapy resulted in an overall response rate (ORR) of 13% (3/23 evaluable), including confirmed partial responses (PR) in renal cell carcinoma (RCC) and MSI-H endometrial cancer, as well as an initial PR in Kaposi’s sarcoma.
○	ADG116 (3 mg/kg Q6W) in combination with anti-PD-1 therapy (N=22) showed a manageable safety profile and an encouraging efficacy profile in dose escalation. Clinical responses from the ongoing combination cohorts include a sustained complete response (CR) for greater than one year in a head and neck squamous cell carcinoma (HNSCC) patient dosed with repeat cycles of ADG116 3 mg/kg (initially every three weeks, then every six weeks) plus toripalimab (ORR = 20%; 1/5 evaluable).

○	Additionally, an initial PR was observed in a patient with MSS CRC dosed with repeat cycles of ADG116 3 mg/kg every six weeks plus toripalimab (ORR = 14%; 1/7 evaluable).
○	ADG116 is clinically active and ready to advance into randomized phase 2 studies as resources allow, while combination dose expansion is evaluating ADG116 with anti-PD-1 therapy.

●	Phase 1b/2 data for ADG126, a masked anti-CTLA-4 SAFEbody targeting a unique epitope, showed compelling safety and promising efficacy profiles at high dose levels with repeat dosing both in monotherapy and in combination with anti-PD-1:

○	Data presented at the American Association for Cancer Research (AACR) annual meeting 2023 showed ADG126 monotherapy was well tolerated in dose escalation with no dose-limiting toxicities or Grade 3 or higher TRAEs observed (N=30) in patients with advanced/metastatic solid tumors. ADG126 was administered up to 20 mg/kg every three weeks with repeat dosing.
○	The safety profile of ADG126 in combination with anti-PD-1 therapy (N=31) also showed best-in-class potential, including repeat dosing beyond four cycles at 10 mg/kg every three or six weeks, potentially enabling triple combination with other agents on top of ADG126 plus anti-PD-1 backbone therapy.
○	Data presented at AACR showed a strong efficacy profile for ADG126 10 mg/kg in combination with the anti-PD-1 therapy toripalimab, including two confirmed PRs in patients with anal SCC and penile SCC, as well as significant tumor shrinkage (≥20% reduction in target lesion) and prolonged stable disease observed in patients with cold tumors, including MSS CRC with liver metastases.
○	At the 2023 AACR annual meeting, an additional confirmed PR was reported in a patient with MSI-H endometrial cancer who received ADG126 10 mg/kg in combination with the anti-PD-1 inhibitor pembrolizumab.
○	Following the AACR annual meeting, two additional confirmed responses were observed in patients treated with ADG126 10 mg/kg plus pembrolizumab outside of the MSS CRC dose expansion cohort:

▪	A confirmed PR in a cervical cancer patient who had progressed after two lines of prior therapy, including nine cycles of pembrolizumab monotherapy, meeting criteria for PD-1 resistance.

▪	A confirmed PR with complete reduction in target lesions in a patient with HNSCC. The patient was IO-naïve with a low CPS score.

○	In dose escalation, among the evaluable patients dosed at 10 mg/kg every three weeks in combination with anti-PD-1 therapy, a 40% overall response rate (4/10) was observed, with 10% Grade 3 TRAEs reported, no TRAEs greater than Grade 3 reported, and no dose limiting toxicities. Activity has also been observed at 10 mg/kg every six weeks and at 6 mg/kg every three weeks.
○	Adagene has dosed two different arms in its dose expansion cohort of patients with MSS CRC without liver metastases treated with ADG126 in combination with pembrolizumab: ADG126 10 mg/kg every six weeks plus pembrolizumab (10 patients) and ADG126 10 mg/kg every three weeks plus pembrolizumab (13 patients). Based on the strong efficacy signal observed in the ADG126 10 mg/kg three-week cohort, the company is enrolling an additional 10 patients treated with this active dosing regimen, following Simon’s two-stage statistical design for a single-arm phase 2 trial.
○	Preliminary evaluation and analysis of efficacy data from this tumor type-specific cohort in MSS CRC is expected later this year or early 2024.

Additional Updates

●	Roche: Under a clinical trial collaboration agreement entered in December 2022, Roche has initiated a phase 1b/2 multi-national trial to evaluate the efficacy and safety profiles of ADG126 in a triple combination with atezolizumab and bevacizumab, versus the approved combination of atezolizumab and bevacizumab alone in first-line hepatocellular carcinoma (HCC). The randomized trial in up to 60 patients has opened for enrollment, leveraging Roche’s global clinical trial network for the MORPHEUS program. Roche is sponsoring and conducting the trial while Adagene retains global development and commercialization rights to ADG126.

●	Exelixis: Adagene has received a US$3.0 million milestone payment in June 2023 from Exelixis for the successful nomination of lead SAFEbody candidates for the second collaboration program under a technology licensing agreement to develop novel masked antibody-drug conjugate candidates.

●	Sanofi: Adagene and Sanofi continue working together in their collaboration entered in March 2022 to develop both bispecific and monoclonal SAFEbody antibody candidates, preparing preclinical candidates using Adagene’s technology for future development and commercialization by Sanofi.

●	ADC Therapeutics: As of this announcement, the material transfer and collaboration agreement dated April 2019 between ADCT and Adagene has expired, and ADCT elected not to exercise its option for the related license agreement. The parties remain open to explore opportunities for collaboration on the discovery and development of innovative antibody therapeutics in the future.

●	ADG153 (a masked anti-CD47 IgG1 SAFEbody): At the AACR annual meeting, Adagene presented preclinical data that showed the best-in-class profile for ADG153, an IND-ready candidate in IgG1 format which applies SAFEbody precision masking technology to optimize safety. The poster presentation summarized data demonstrating strong in vivo anti-tumor activities in solid tumor models and a robust safety profile due to preferential CD47 target engagement in the tumor microenvironment. ADG153 is differentiated by its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications.

●	Board of Directors Updates: In August, Adagene appointed Li Zhu, Ph.D. to its board of directors. Dr. Zhu has served as director at GenScript and Legend Biotech since 2020 and is currently Chief Strategy Officer at Genscript Biotech Corporation. Dr. Zhu brings deep experience in corporate strategy, strategic collaborations and alliance management, especially his experience in negotiations and deal-making between Legend (a subsidiary of Genscript) and multinational pharmaceutical companies.

Additionally, Fangyong (Felix) Du, Ph.D, Chief Technology Officer at Adagene since 2020, is stepping down from the board for personal reasons. The company also appointed Yan Li, one of the founding members and Senior Vice President of Bioinformatics and Information Technology at Adagene, as director.

Earlier this year, Adagene also announced the following updates to its board: Mervyn Turner, Ph.D., former head of worldwide licensing and external research at Merck Research Laboratories appointed director; Yumeng Wang replaced Lefei Sun as a director designated by General Atlantic Singapore AI Pte. Ltd; and Yuwen Liu resigned from the Board and audit committee due to expiration of her initial appointment.

●	Scientific and Strategic Advisory Board (SAB): In March, Professor Aurélien Marabelle, MD, PhD was appointed to the company’s SAB. Professor Marabelle is a physician-scientist with expertise in oncology and immunology working within the Drug Development Department (DITEP) of Gustave Roussy Cancer Center in France. Professor Marabelle brings deep insight in tumor-specific Treg depletion for anti-CTLA-4 therapies delivered intratumorally to overcome dose dependent toxicities through systemic delivery of anti-CTLA-4 therapies.

Financial Highlights

Cash and Cash Equivalents:

Cash and cash equivalents were US$128.8 million as of June 30, 2023, compared to US$143.8 million as of December 31, 2022.

Total borrowings from commercial banks in China (denominated in RMB) decreased to US$24.9 million as of June 30, 2023 from US$27.8 million as of December 31, 2022. The associated loan proceeds were primarily used to pay for the company’s R&D activities in China, including CMC costs of clinical and preclinical programs.

Net Revenue:

Net revenue was US$17.3 million for the six months ended June 30, 2023, compared to US$3.9 million for the same period in 2022. The increase of approximately 341% reflects net revenue recognized upon fulfillment of certain performance obligations associated with the collaboration and technology licensing agreements with Sanofi and Exelixis, respectively. Net revenue also included a milestone payment of US$3.0 million from Exelixis received in June 2023.

Research and Development (R&D) Expenses:

R&D expenses were US$21.3 million for the six months ended June 30, 2023, compared to US$45.1 million for the same period in 2022. The decrease of approximately 53% in R&D expenses reflects a reduction in preclinical spending and winding down of the ADG106 clinical program, offset by investment in the anti-CTLA-4 franchise. The Company prioritized its high value clinical projects and implemented a series of cost control measures, including a reduction in personnel.

Administrative Expenses:

Administrative expenses were US$4.5 million for the six months ended June 30, 2023, compared to US$6.8 million for the same period in 2022. The decrease was due to reduction in both personnel and office related expenses as a result of cost-control measures.

Other Operating income, Net:

Other operating income, net was US$3.4 million for the six months ended June 30, 2023. Other operating income, net included a one-time compensation payment from a contract manufacturer in relation to company losses for a preclinical-related outsourcing arrangement.

Net Loss:

Net loss attributable to Adagene Inc.’s shareholders was US$4.1 million for the six months ended June 30, 2023, compared to US$47.6 million for the same period in 2022.

Ordinary Shares Outstanding:

As of June 30, 2023, there were 54,793,339 ordinary shares issued and outstanding. Each American depository share, or ADS, represents one and one quarter (1.25) ordinary shares of the company.

Non-GAAP Net Loss

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding share-based compensation expenses, was US$0.1 million for the six months ended June 30, 2023, compared to US$41.9 million for the same period in 2022. Please refer to the section in this press release titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Non-GAAP Financial Measures

The company uses non-GAAP net loss and non-GAAP net loss per ordinary shares for the period, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The company believes that non-GAAP net loss and non-GAAP net loss per ordinary shares for the period help identify underlying trends in the company’s business that could otherwise be distorted by the effect of certain expenses that the company includes in its loss for the period. The company believes that non-GAAP net loss and non-GAAP net loss per ordinary shares for the period provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP net loss and non-GAAP net loss per ordinary shares for the period should not be considered in isolation or construed as an alternative to operating profit, loss for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary shares for the period and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary shares for the period here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the company’s data. The company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary shares for the period represent net loss attributable to ordinary shareholders for the period excluding share-based compensation expenses. Share-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. The company believes that the exclusion of share-based compensation expenses from the net loss in the Reconciliation of GAAP and Non-GAAP Results assists management and investors in making meaningful period-to-period comparisons in the company's operating performance or peer group comparisons because (i) the amount of share-based compensation expenses in any specific period may not directly correlate to the company’s underlying performance, (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, and (iii) other companies may use different forms of employee compensation or different valuation methodologies for their share-based compensation.

Please see the “Reconciliation of GAAP and Non-GAAP Results” included in this press release for a full reconciliation of non-GAAP net loss and non-GAAP net loss per ordinary shares for the period to net loss attributable to ordinary shareholders for the period.

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s annual report for the year of 2022 on Form 20-F filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact:

Ami Knoefler
650-739-9952
ir@adagene.com

FINANCIAL TABLES FOLLOW

Unaudited Consolidated Balance Sheets

	December 31, 2022	June 30, 2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	143,758,678	128,759,962
Amounts due from related parties	619,432	393,969
Prepayments and other current assets	4,937,323	3,524,688
Total current assets	149,315,433	132,678,619
Property, equipment and software, net	2,782,963	2,222,200
Operating lease right-of-use assets	191,877	292,523
Other non-current assets	109,572	108,922
TOTAL ASSETS	152,399,845	135,302,264
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,666,124	4,483,776
Contract liabilities	15,107,276	812,916
Amounts due to related parties	19,323,337	17,216,032
Accruals and other current liabilities	3,212,809	2,834,565
Income tax payable	—	1,895,063
Short-term borrowings	10,768,745	8,995,544
Current portion of long-term borrowings	2,850,128	2,594,868
Current portion of operating lease liabilities	151,983	158,859
Total current liabilities	55,080,402	38,991,623
Long-term borrowings	14,146,541	13,348,003
Operating lease liabilities	53,834	141,431
Other non-current liabilities	28,718	27,679
TOTAL LIABILITIES	69,309,495	52,508,736
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 54,278,981 shares issued and outstanding as of December 31, 2022; and 640,000,000 shares authorized, and 54,793,339 shares issued and outstanding as of June 30, 2023)	5,497	5,556
Treasury shares (1 share as of December 31, 2022 and June 30, 2023)	(4)	(4)
Additional paid-in capital	342,739,268	346,958,523
Accumulated other comprehensive income (loss)	(849,305)	(1,256,635)
Accumulated deficit	(258,805,106)	(262,913,912)
Total shareholders’ equity	83,090,350	82,793,528
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	152,399,845	135,302,264

Unaudited Consolidated Statements of Comprehensive Loss

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2023
	US$	US$
Revenues
Licensing and collaboration revenue	3,923,174	17,295,745
Expenses
Research and development expenses	(45,148,357)	(21,289,434)
Administrative expenses	(6,848,925)	(4,470,520)
Total expenses	(51,997,282)	(25,759,954)
Other operating income, net	—	3,415,230
Loss from operations	(48,074,108)	(5,048,979)
Interest income	14,931	1,918,971
Interest expense	(211,434)	(573,507)
Other income, net	430,671	287,430
Foreign exchange gain (loss), net	756,085	1,620,415
Loss before income tax	(47,083,855)	(1,795,670)
Income tax expense	(558,944)	(2,313,136)
Net loss attributable to Adagene Inc.’s shareholders	(47,642,799)	(4,108,806)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	284,148	(407,330)
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(47,358,651)	(4,516,136)
Net loss attributable to Adagene Inc.’s shareholders	(47,642,799)	(4,108,806)
Net loss attributable to ordinary shareholders	(47,642,799)	(4,108,806)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,533,161	54,604,787
—Diluted	54,533,161	54,604,787
Net loss per ordinary share
—Basic	(0.87)	(0.08)
—Diluted	(0.87)	(0.08)

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2023
	US$	US$
GAAP net loss attributable to ordinary shareholders	(47,642,799)	(4,108,806)
Add back:
Share-based compensation expenses	5,725,868	4,030,214
Non-GAAP net loss	(41,916,931)	(78,592)
Weighted average number of ordinary shares used in per share calculation:
—Basic	54,533,161	54,604,787
—Diluted	54,533,161	54,604,787
Non-GAAP net loss per ordinary share
—Basic	(0.77)	(0.00)
—Diluted	(0.77)	(0.00)